UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               EMDEON CORPORATION
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                    290849108
                                 (CUSIP Number)

                                December 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages


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CUSIP No. 290849108                                            Page 2 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERRY CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                   a.       [    ]
                   b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                      13,024,572
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                      0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                        13,024,572
  With
                            8             Shared Dispositive Power
                                               0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    13,024,572

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.6%

12       Type of Reporting Person (See Instructions)

                                    IA, CO


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CUSIP No. 290849108                                            Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  RICHARD C. PERRY

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                   a.       [    ]
                   b.       [    ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                      13,024,572
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                      0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                        13,024,572
  With
                            8             Shared Dispositive Power
                                               0


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    13,024,572

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.6%

12       Type of Reporting Person (See Instructions)

                                    IN, HC


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                                                               Page 4 of 9 Pages


     This Amendment No. 1 to Schedule 13G ("Amendment No. 1") amends the following statements filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission: (i) the initial statement on Schedule 13G filed on February 10, 2005 to report beneficial ownership of shares of common stock, par value $.0001, of WebMD Corporation (CUSIP Number 94769M105), and (ii) the initial statement on Schedule 13G filed on November 10, 2005 to report beneficial ownership of Shares (as defined below) of the Issuer, which was filed as an initial statement on Schedule 13G rather than an amendment to the Schedule 13G filed on February 10, 2005 because the Issuer changed both its name and its CUSIP number. This Amendment No. 1 is being filed by the Reporting Persons to report that the Reporting Persons are no longer the beneficial owners of more than five percent of the outstanding Shares of the Issuer.

Item 1(a)         Name of Issuer:

                  Emdeon Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  669 River Drive, Center 2, Elmwood Park, New Jersey 07407.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Perry Corp.; and

                  ii) Richard C. Perry, in his capacities as the President and sole stockholder of Perry Corp. ("Mr. Perry").

                  This statement relates to Shares (as defined herein) held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

Item 2(c)         Citizenship:

                  1) Perry Corp. is a New York corporation; and

                  2) Mr. Perry is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.0001 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  290849108

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                                                               Page 5 of 9 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  i)   Perry Corp. is an investment adviser registered under
                       Section 203 of the Investment Advisers Act of 1940.

                  ii)  Mr. Perry is a control person of Perry Corp.


Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 13,024,572 Shares. This number consists of
(i) 10,649,572 Shares and (ii) 2,375,000 Shares issuable upon the exercise of options held for the accounts of the private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser.

Item 4(b)         Percent of Class:

                  As of the Date of Event and giving effect to the Issuer's completion of its tender offer as reported by the Issuer's Amendment No. 7 to Schedule TO filed on December 29, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 4.6% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

    Perry Corp.
    (i)       Sole power to vote or direct the vote                   13,024,572
    (ii)      Shared power to vote or to direct the vote                       0
    (iii)     Sole power to dispose or to direct the
              disposition of                                          13,024,572
    (iv)      Shared power to dispose or to direct the
              disposition of                                                   0

    Mr. Perry
    (i)       Sole power to vote or direct the vote                   13,024,572
    (ii)      Shared power to vote or to direct the vote                       0
    (iii)     Sole power to dispose or to direct the
              disposition of                                          13,024,572
    (iv)      Shared power to dispose or to direct the
              disposition of                                                   0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


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                                                               Page 6 of 9 Pages


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The limited partners of (or investors in) each of the private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interest (or investment percentages) in their respective funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Perry Corp. is the relevant entity for which Mr. Perry may be considered a control person.

                  Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



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                                                               Page 7 of 9 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    January 10, 2006                      PERRY CORP.

                                               /s/ Richard C. Perry
                                               ----------------------------
                                               Name:  Richard C. Perry
                                               Title: President



Date:    January 10, 2006                      RICHARD C. PERRY

                                               /s/ Richard C. Perry
                                               ----------------------------




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                                                               Page 8 of 9 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
A.      Joint Filing Agreement, dated as of January 10, 2006,
        by and among the Reporting Persons ............                    9





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                                                               Page 9 of 9 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G/A with respect to the Common Stock, $.0001 par value, of Emdeon Corporation, dated as of January 10, 2006 , is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:    January 10, 2006                      PERRY CORP.

                                               /s/ Richard C. Perry
                                               ----------------------------
                                               Name:  Richard C. Perry
                                               Title: President



Date:    January 10, 2006                      RICHARD C. PERRY

                                               /s/ Richard C. Perry
                                               ----------------------------